EXHIBIT 99.8

KPMG LLP
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Toronto ON M5H 2S5
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www.kpmg.ca
Consent of Independent Registered Public Accounting Firm
The Board of Directors of Alamos Gold Inc.
We consent to the use of:
•our report dated February 18, 2026 on the consolidated financial statements of Alamos Gold Inc. (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes, and
•our report dated February 18, 2026, on the effectiveness of internal control over financial reporting as of December 31, 2025 each of which is included in this Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2025.
We also consent to the incorporation by reference of such reports in the Registration Statements on Form S-8 (File Nos. 333-206182 and 333-280913), on Form F-10 (File No. 333-289416) and on Form F-3 (File No. 333-236697) of the Company.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants

March 26, 2026
Toronto, Canada

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